UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement Under Section 14(d)(1)

or 13(e)(1) of the Securities Exchange Act of 1934

MERU NETWORKS, INC.

(Name of Subject Company (Issuer))

MALBROUCK ACQUISITION CORP.

a wholly owned direct subsidiary of

FORTINET, INC.

(Names of Filing Persons (Offerors))

Common Stock, Par Value $0.0005 Per Share

(Title of Class of Securities)

59047Q103

(Cusip Number of Class of Securities)

John Whittle

Vice President and General Counsel

Fortinet, Inc.

899 Kifer Road

Sunnyvale, California 94086

Telephone: (408) 235-7700

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

Copies to:

Jeffrey Vetter

Andrew Luh

Fenwick & West LLP

801 California Street

Mountain View, California 94041

Telephone: (650) 988-8500

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$49,723,374.94	$5,777.86

*	Estimated solely for purposes of calculating the filing fee. This calculation is based on the offer to purchase up to 30,505,138 shares of common stock, par value $0.0005 per share, of Meru Networks, Inc. (“Meru”), at a purchase price of $1.63 per share, net to the seller in cash, without interest thereon and subject to any required withholding taxes. Such shares consist of (i) 24,499,685 shares of common stock of Meru that were issued and outstanding as of June 4, 2015; and (ii) 6,005,453 shares of common stock of Meru potentially issuable upon exercise of outstanding Meru equity securities convertible into shares as of June 4, 2015. The foregoing figures have been provided by the issuer to the offeror and are as of June 4, 2015, the most recent practicable date.
**	The filing fee was calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory No. 1 for Fiscal Year 2015, issued August 29, 2014, by multiplying the Transaction Valuation by 0.0001162.
☐	Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	Filing Party:
Form or Registration No.:	Date Filed:

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer. ☐

This Tender Offer Statement on Schedule TO (together with any amendments and supplements hereto, this “Schedule TO”) is filed by Malbrouck Acquisition Corp., a Delaware corporation (“Purchaser”), a wholly owned subsidiary of Fortinet, Inc., a Delaware corporation (“Fortinet”). This Schedule TO relates to the offer by Purchaser to purchase all of the issued and outstanding shares of common stock, par value, $0.0005 per share (the “Shares”), of Meru Networks, Inc., a Delaware corporation ( “Meru”), at a purchase price of $1.63 per Share net to the seller in cash, without interest thereon and subject to any required withholding taxes (the “Offer Price”), upon the terms and subject to the conditions set forth in the Offer to Purchase and in the related Letter of Transmittal, copies of which are attached hereto as Exhibits (a)(1)(A) and (a)(1)(B), respectively.

All information contained in the Offer to Purchase (including Schedule I to the Offer to Purchase) and the accompanying Letter of Transmittal, is hereby expressly incorporated herein by reference in response to Items 1 through 9 and Item 11 of this Schedule TO.

The Agreement and Plan of Merger, dated as of May 27, 2015 (as it may be amended from time to time, the “Merger Agreement”), by and among Meru, Fortinet and Purchaser, a copy of which is attached as Exhibit (d)(1) hereto, and Tender and Support Agreements dated as of May 27, 2015 (the “Tender Agreements”) with Dr. Bamdad Bastani, Stephen Domenik, Sudhakar Ramakrishna, John Kurtzweil and Barry Cox, each of the directors of Meru, a copy of the form of which is attached as Exhibit (d)(2) hereto, is incorporated herein by reference with respect to Items 4, 5, 6 and 11 of this Schedule TO.

Item 1.	Summary Term Sheet.

The information set forth in the “Summary Term Sheet” of the Offer to Purchase is incorporated herein by reference.

Item 2.	Subject Company Information.

(a) The name of the subject company and the issuer of the securities to which this Schedule TO relates is Meru Networks, Inc., a Delaware corporation (which is referred to as “Meru”). Meru’s principal executive offices are located at 894 Ross Drive, Sunnyvale, CA 94089. Meru’s telephone number is (408) 215-5300.

(b) This Schedule TO relates to the outstanding shares of common stock, par value $0.0005 per share, of Meru (which are referred to as the “Shares”). Meru has advised Purchaser and Fortinet that, as of June 4, 2015 (the most recent practicable date) 24,499,685 Shares were issued and outstanding.

(c) The information set forth in Section 6 (entitled “Price Range of Shares; Dividends”) of the Offer to Purchase is incorporated herein by reference.

Item 3.	Identity and Background of the Filing Person.

(a)—(c) This Schedule TO is filed by Purchaser and Fortinet. Each of Fortinet’s and Purchaser’s principal executive office is located at c/o Fortinet, Inc., 899 Kifer Road, Sunnyvale, CA 94086, and the current phone number is (408) 235-7700. The information set forth in Section 9 (entitled “Certain Information Concerning Fortinet and Purchaser”) of the Offer to Purchase and Schedule I of the Offer to Purchase is incorporated herein by reference.

Item 4.	Terms of the Transaction.

(a)(1)(i)—(viii), (xii), (a)(2)(i)—(iv), (vii) The information set forth in the Offer to Purchase incorporated herein by reference.

(a)(1)(ix)-(xi), (a)(2)(v)-(vi) not applicable.

Item 5.	Past Contacts, Transactions, Negotiations and Agreements.

(a), (b) The information set forth in the following sections of the Offer to Purchase is incorporated herein by reference:

•	the “Summary Term Sheet”

•	the “Introduction”

•	Section 8—“Certain Information Concerning Meru”

•	Section 9—“Certain Information Concerning Fortinet and Purchaser”

•	Section 11—“Background of the Offer; Past Contacts or Negotiations with Meru”

•	Section 12—“The Transaction Agreements”

•	Section 13—“Purpose of the Offer; No Stockholder Approval; Plans for Meru”

Item 6.	Purposes of the Transaction and Plans or Proposals.

(a), (c)(1)-(7) The information set forth in the following sections of the Offer to Purchase is incorporated herein by reference:

•	the “Summary Term Sheet”

•	the “Introduction”

•	Section 7—“Possible Effects of the Offer on the Market for the Shares; NASDAQ Listing; Exchange Act Registration; Margin Regulations”

•	Section 11—“Background of the Offer; Past Contacts or Negotiations with Meru”

•	Section 12—“The Transaction Agreements”

•	Section 13—“Purpose of the Offer; No Stockholder Approval; Plans for Meru”

•	Section 14—“Dividends and Distributions”

Item 7.	Source and Amount of Funds or Other Consideration.

(a) The information set forth in the following sections of the Offer to Purchase is incorporated herein by reference:

•	the “Summary Term Sheet”

•	Section 10—“Source and Amount of Funds”

(b), (d) Not applicable.

Item 8.	Interest in Securities of the Subject Company.

(a), (b) The information set forth in the following sections of the Offer to Purchase is incorporated herein by reference:

•	Section 9—“Certain Information Concerning Fortinet and Purchaser”

•	Section 12—“The Transaction Agreements”

•	Schedule I

Item 9.	Persons/Assets, Retained, Employed, Compensated or Used.

(a), The information set forth in the following sections of the Offer to Purchase is incorporated herein by reference:

•	the “Summary Term Sheet”

•	Section 3—“Procedures for Accepting the Offer and Tendering Shares”

•	Section 11—“Background of the Offer; Past Contacts or Negotiations with Meru”

•	Section 17—“Fees and Expenses”

Item 10.	Financial Statements.

Not applicable. In accordance with the instructions to Item 10 of the Schedule TO, the financial statements are not considered material because (i) the consideration offered consists solely of cash, (ii) the Offer is not subject to any financing condition and (iii) the Offer is for all outstanding securities of the subject class.

Item 11	Additional Information.

(a)(1), The information set forth in the following sections of the Offer to Purchase is incorporated herein by reference:

•	Section 9—“Certain Information Concerning Fortinet and Purchaser”

•	Section 11—“Background of the Offer; Past Contacts or Negotiations with Meru”

•	Section 12—“The Transaction Agreements”

•	Section 13—“Purpose of the Offer; No Stockholder Appoval; Plans for Meru”

(a)(2), The information set forth in the following sections of the Offer to Purchase is incorporated herein by reference:

•	Section 13—“Purpose of the Offer; No Stockholder Approval; Plans for Meru”

•	Section 15—“Conditions of the Offer”

•	Section 16—“Certain Legal Matters; Regulatory Approvals”

(a)(3), The information set forth in the following sections of the Offer to Purchase is incorporated herein by reference:

•	Section 15—“Conditions of the Offer”

•	Section 16—“Certain Legal Matters; Regulatory Approvals”

(a)(4), The information set forth in the following sections of the Offer to Purchase is incorporated herein by reference:

•	Section 7—“Possible Effects of the Offer on the Market for the Shares; NASDAQ Listing; Exchange Act Registration; Margin Regulations”

(a)(5), The information set forth in the following sections of the Offer to Purchase is incorporated herein by reference:

•	Section 16—“Certain Legal Matters; Regulatory Approvals”

(c) The information set forth in the Offer to Purchase is incorporated by reference.

Item 12.	Exhibits.

Exhibit No.	Description
(a)(1)(A)	Offer to Purchase dated June 9, 2015.*

(a)(1)(B)	Letter of Transmittal (including Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9).*

(a)(1)(C)	Notice of Guaranteed Delivery.*

(a)(1)(D)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(E)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(F)	Summary Advertisement dated June 9, 2015.*

(a)(2)	Not applicable.

(a)(3)	Not applicable.

(a)(4)	Not applicable.

(a)(5)(A)	Joint Press Release issued by Fortinet, Inc. and Meru Networks, Inc. on May 27, 2015 (incorporated by reference to the Schedule TO filed by Fortinet, Inc. on May 27, 2015).

(a)(5)(B)	Employee Presentation issued by Fortinet, Inc. on May 27, 2015 (incorporated by reference to the Schedule TO filed by Fortinet, Inc. on May 27, 2015).

(a)(5)(C)	Email sent to employees of Meru Networks, Inc. on May 27, 2015 (incorporated by reference to the Schedule TO filed by Fortinet, Inc. on May 27, 2015).

(b)	Not applicable.

(d)(1)	Agreement and Plan of Merger, dated as of May 27, 2015, among Fortinet, Inc., Malbrouck Acquisition Corp. and Meru Networks, Inc. (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by Meru Networks, Inc. with the SEC on May 27, 2015).

(d)(2)	Form of Tender and Support Agreement (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K filed by Meru Networks, Inc. with the SEC on May 27, 2015).

(d)(3)	Mutual Non-Disclosure Letter Agreement, dated October 29, 2014, by and between Meru Networks, Inc. and Fortinet, Inc. *

(g)	Not applicable.

(h)	Not applicable.

*	Filed herewith

Item 13.	Information Required by Schedule 13E-3.

Not applicable.

SIGNATURES

After due inquiry and to the best knowledge and belief of the undersigned, each of the undersigned certify that the information set forth in this statement is true, complete and correct.

Date: June 9, 2015

Malbrouck Acquisition Corp.

By:	/s/ Andrew Del Matto
	Name:	Andrew Del Matto
	Title:	Chief Executive Officer

Fortinet, Inc.

By:	/s/ Andrew Del Matto
	Name:	Andrew Del Matto
	Title:	Chief Financial Officer

EXHIBIT INDEX

Exhibit No.	Description

(a)(1)(A)	Offer to Purchase dated June 9, 2015.*

(a)(1)(B)	Letter of Transmittal (including Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9).*

(a)(1)(C)	Notice of Guaranteed Delivery.*

(a)(1)(D)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(E)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(F)	Summary Advertisement dated June 9, 2015.*

(a)(2)	Not applicable.

(a)(3)	Not applicable.

(a)(4)	Not applicable.

(a)(5)(A)	Joint Press Release issued by Fortinet, Inc. and Meru Networks, Inc. on May 27, 2015 (incorporated by reference to the Schedule TO filed by Fortinet, Inc. on May 27, 2015).

(a)(5)(B)	Employee Presentation issued by Fortinet, Inc. on May 27, 2015 (incorporated by reference to the Schedule TO filed by Fortinet, Inc. on May 27, 2015).

(a)(5)(C)	Email sent to employees of Meru Networks, Inc. on May 27, 2015 (incorporated by reference to the Schedule TO filed by Fortinet, Inc. on May 27, 2015).

(b)	Not applicable.

(d)(1)	Agreement and Plan of Merger, dated as of May 27, 2015, among Fortinet, Inc., Malbrouck Acquisition Corp. and Meru Networks, Inc. (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by Meru Networks, Inc. with the SEC on May 27, 2015).

(d)(2)	Form of Tender and Support Agreement (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K filed by Meru Networks, Inc. with the SEC on May 27, 2015).

(d)(3)	Mutual Non-Disclosure Letter Agreement, dated October 29, 2014, by and between Meru Networks, Inc. and Fortinet, Inc. *

(g)	Not applicable.

(h)	Not applicable.

*	Filed herewith